UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

GENCOR INDUSTRIES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

5201 N. Orange Blossom Trail

Address of Principal Executive Office (Street and Number)

Orlando, FL 32810

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gencor Industries, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2024 (the “2024 Annual Report”) within the time period prescribed without unreasonable effort or expense due to the circumstances described below.

As previously disclosed on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2024, the Company was notified that MSL, P.A. (“MSL”), the Company’s independent registered public accounting firm, entered into a transaction with Forvis Mazars, LLP (“Forvis Mazars”), whereby substantially all of the partners and employees of MSL joined Forvis Mazars. As a result, on the effective date of November 1, 2024, the Audit Committee of the Company’s Board of Directors dismissed MSL and appointed Forvis Mazars to serve as the Company’s independent registered public accounting firm. The change in the Company’s independent registered public accounting firm subsequent to the Company’s year-end has resulted in the need for additional time for the Company to coordinate the completion of the audit of the financial statements for the year ended September 30, 2024 and the audit of internal control over financial reporting as of September 30, 2024 (the “2024 Audit”).

In addition, although the assessment of internal controls over financial reporting is not yet completed, management has concluded, in consultation with Forvis Mazars, that material weaknesses exist in the Company’s internal control over financial reporting related to (i) information technology general controls, (ii) controls over key third-party service provider System and Organizational reports, (iii) controls over the period-end close process, and (iv) the monitoring of the Company’s internal control framework. As a result of the material weaknesses, the Company’s disclosure controls and procedures and internal control over financial reporting were ineffective as of September 30, 2024.

For the foregoing reasons, Company’s management needs additional time to complete the 2024 Audit and its evaluation of the Company’s internal controls over financial reporting and its consolidated financial statements and is unable to file its 2024 Annual Report within the prescribed period without unreasonable effort or expense. The Company expects to file the 2024 Annual Report as soon as is reasonably practicable and believes that the 2024 Annual Report will be filed within the extension period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, but can provide no assurance that it will be able to file by such time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric E. Mellen	(407)	290-6000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gencor Industries, Inc.

(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Eric E. Mellen
Name:	Eric E. Mellen
Title:	Chief Financial Officer

Date: December 17, 2024